Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel

February 7, 2025

VIA EDGAR

Raymond Be
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street, NE
Washington, DC 20549

Re:	Principal Life Insurance Co.
Principal Strategic Income
Post-Effective Amendment No. 1 to Registration Statement on Form N-4
File No. 333-282080

Principal Life Insurance Co.
Principal Strategic Outcomes
Post-Effective Amendment No. 1 to Registration Statement on Form N-4
File No. 333-282081
Dear Mr. Be:
Principal Life Insurance Company (the “Company”) is providing responses to comments received from the staff of the Securities and Exchange Commission (the “Commission” or “SEC”) on January 10, 2025, regarding the above-referenced amendments, filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), to the registration statements (“Registration Statements”) for certain single premium index-linked deferred annuity contracts titled Principal Strategic Outcomes (“PSO”) and Principal Strategic Income (“PSI” and, together with PSO, the “Contracts”), respectively. Each of the staff’s comments is set forth below in bold, and the Company’s response thereto immediately follows. Page references are to the marked copies of the Registration Statements that were provided to the staff to facilitate the staff’s review. The Company has separately provided marked drafts of revised registration statements (including revised forms of initial summary prospectus) reflecting changes made in response to the staff’s January 10, 2025 comments, as well as other changes to be made by the Company.
At a later date, for each Registration Statement, the Company intends to file post-effective amendment no. 2 pursuant to Rule 485(b) under 1933 Act, with an effective date no later than May 1, 2025.
General

1.Please confirm that revisions made in response to staff comments in one section have also been applied to similar disclosures throughout. In addition, please confirm that revisions made in response to staff comments on the PSO Registration Statement have been applied, as applicable, to the PSI Registration Statement (and vice-versa).
Response: Confirmed.

PSO Registration Statement

Glossary
2.In the definition of “Free Surrender Amount” on page 7, briefly state what the Free Surrender Amount is before explaining when it can be used.

Response: The PSO prospectus has been revised accordingly.
Overview of the Contract
3.On page 24 and elsewhere, you emphasize downside protections associated with Index-Linked Segment Options. However, we note (1) these options are subject to Cap Rates that may cause the investment to underperform in rising markets; (2) they reference a price return index which excludes dividends; and (3) they only protect investors from losses within a Segment Term assuming the investment is held for the entire term (e.g., the investor may lose more than the contracted rate over time as the investment rolls over or if they sell within a term). Please ensure that the investment benefits are appropriately balanced against risks and opportunity costs throughout.
Response: The prospectuses have been revised accordingly.
4.On page 26, in the bold paragraph addressing the Company’s right to add and remove Segment Options, please disclose what this might mean for investors (e.g., if only the guaranteed Segment Option is available, the investor may not be satisfied with that option). In addition, with reference to the guaranteed 10% Buffer Rate option, please clarify that losses are for a Segment Term and losses over the life of the Contract could be much greater.
Response: The prospectuses have been revised accordingly.
5.On page 27 and elsewhere, the Data Page is referenced with respect to the latest Annuitization Date. Please supplementally explain what the Data Page is and where it can be found for the staff’s review.
Response: The Data Page is a document required under state insurance laws (referred to as the “specifications page” in Form N-4), which summarizes certain information specific to each issued Contract, as individualized for the Contract Owner (e.g., the name and age of the annuitant and joint annuitant, if applicable; the amount of the premium payment used to purchase the Contract; the optional benefits elected, the latest annuitization date, etc.). The form of the Contract Data Page for PSO has been filed as Exhibit (d)(4) under Item 27 in Part C of the PSO Registration Statement, and the form of the Contract Data Page for PSI has been filed as Exhibit (d)(3) under Item 27 in Part C of the PSI Registration Statement.

Key Information Table
6.On page 32, in the “What Are the Risks Associated with the Investment Options?” row, please consider discussing the risk that you may only have one investment option to invest in for future Segments.
Response: After careful consideration, the Company respectfully declines to include this discussion in the “What Are the Risks Associated with the Investment Options?” row. Rather, the Company has expanded upon the discussion of the Company’s right to add or remove Segment Options as available investment options, which is located in the “Are there Restrictions on the Investment Options?” row as required by Instruction 4(a) under Item 3 of Form N-4 (“[s]tate any reservation of rights . . . including . . . the right to add or remove Index-Linked Options”), to also address this risk. The Company has determined that duplicating this discussion in the “What Are the Risks Associated with the Investment Options?” row, which appears on the preceding page, would be unnecessarily repetitive.
7.On page 33, in the same row, when discussing the Buffer or Floor Rate, please discuss the risks associated with the Buffer or Floor Rate (e.g., that losses are reduced but not prevented). In addition, please clarify the meaning of the phrase “may limit negative Index returns.”
Response: The prospectuses have been revised accordingly.
Principal Risks of Investing in the Contract
8.On page 40, in the “Performance Drag Risk” bullet, please consider disclosing the U.S. federal funds rate as of a recent date so investors can understand the effect of this performance drag.
Response: The prospectuses have been revised accordingly, using the U.S. federal funds rate as of December 31, 2024.
9.On page 42, in the second paragraph under the “Consequences of Withdrawals/Surrenders Generally” subheading, please briefly explain what the implicit ongoing fees are.
Response: The prospectuses have been revised accordingly.
10.On page 45, in the second bullet under the “Cap Rate and Participation Rate Risk” heading, please describe the factors that the insurance company considers in determining the current limit on Index gains for an index-linked option. See Item 6(d)(2)(ii)(C).
Response: The prospectuses have been revised accordingly.
Fixed Segment Option Mechanics
11.On page 56, if applicable, please disclose that (1) interests in the Fixed Segment Option are not registered under the 1933 Act and the Fixed Segment Option is not registered as an investment company under the 1940 Act, and (2) Fixed Segment Option disclosures are subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosures.
Response: The prospectuses have been revised accordingly.

Index-Linked Segment Option Mechanics
12.On page 66, with reference to the second paragraph in the “Segment Term” subsection under the “Calculating Segment Credits” heading, please supplementally explain how the Company determines the statements “less potential for gain” and “more potential for gain” are reasonable, and whether these statements apply only to the Segments individually or over time.
Response: The above-referenced disclosure, in response to Item 6(d)(2)(iii)(A) of Form N-4, is intended to explain that, assuming two Index-Linked Segment Options with the same Index and limit on Index loss, for a single Segment Term, the Company will generally declare a higher Cap Rate and/or Participation Rate for the Index-Linked Segment Option with the longer Segment Term than for the Index-Linked Segment Option with the shorter Segment Term. The Company has revised the above-referenced disclosure for greater clarity.
13.On page 79, in the discussion of the SG Smart Climate Index under the “The Indices” heading, we note the disclosure states that investors will not be investing in the components of the Index. Please confirm whether this statement is applicable to the other Indices as well, and clarify what investors will be investing in, if not the Index components. In addition, please supplementally advise how the Company indicates to investors when they make these Index-Linked Segment Option selections that choosing a Segment Option does not mean that the investor will be invested in the components of that investment (e.g., in marketing materials).
Response: The Company confirms that the subject statement applies to all Indices offered under the Contract (and additional disclosure to that effect has been added under “The Indices”). The Company notes that this disclosure is not unique to the Contracts, insofar as an investment in any registered index-linked annuity does not involve investing in a linked index’s component securities. The Company repeats (and expands upon) the above-referenced disclosure specifically with respect to the SG Smart Climate Index to avoid any implication that a Contract Owner’s premium payments or earnings are used to directly or indirectly invest in companies with ESG characteristics favored by the methodology employed by the SG Smart Climate Index. This expanded disclosure was originally added in response to prior comments by SEC staff.
The Company makes substantially similar cautionary disclosures outside of the prospectus, such as in sales kits and marketing materials and on its website. For example, in its product brochures for PSO and PSI, the Company states that the Contract does not “participate in any stock, equity investment, or index” and that “it is not possible to invest directly in an index,” and with respect to the SG Smart Climate Index in particular, that “[a]mounts invested in a Segment Option linked to the Index are not invested in the Index, the Underlying SGI Index, or the underlying stocks” and that the assets of the Company “are not invested based on ESG factors.” The Company’s sales kits, marketing materials, and website have been previously submitted to FINRA for review.
The Company has added an additional footnote to the Index-Linked Segment Options table in Appendix A so that the referenced disclosure regarding the SG Smart Climate Index will also appear in the Company’s summary prospectuses for PSI and PSO.

14.On page 80, in the second paragraph of the discussion of the SG Smart Climate Index, the disclosure states that the Index is composed of a single underlying index. Please supplementally advise the purpose of having a single index underlying the Index. In addition, please explain supplementally what the relationship between the two indices is.
Response: Both indices were developed by, and are proprietary to, Société Générale. The SG Smart Climate Index was developed as an “excess return” version of the Underlying SG Index, which is a “total return” index, as described in the prospectus. In developing the SG Smart Climate Index, Société Générale elected to use its existing Underlying SG Index as the sole component of the SG Smart Climate Index, as opposed to creating a methodology for the SG Smart Climate Index that is duplicative of the methodology for the Underlying SG Index. The Company notes that it is not affiliated with Société Générale; the index calculator S&P Opco, LLC; the producer of the climate risk models used in connection with the indices Entelligent, Inc.; or the provider of the data used to support the ESG exclusion filters Sustainalytics. The Company does not control the components or the calculation methodology of either the SG Smart Climate Index or the Underlying SG Index.
Back Cover Page
15.If applicable, please state that reports and other information about the insurance company are available on the SEC website at http://www.sec.gov and that copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
Response: As indicated in the check-the-box section of the Form N-4 facing sheet for the Registration Statements and in the “Reliance on Rule 12h-7” subsection under the “Our Obligations and How to Contact Us” heading, the Company relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 from the requirement to file reports pursuant to Section 15(d) of that Act. Accordingly, there are no reports or other information about the Company available on the SEC website outside of the information provided in the Registration Statements.
PSI Registration Statement
Front Cover Page
16.On the second page, where the disclosure states that you should carefully consider whether the non-optional GLWB is appropriate for you, please briefly explain what the GLWB is and how it works. Clarify the circumstances under which a GLWB withdrawal would be subject to an Equity Adjustment.
Response: The PSI prospectus has been revised accordingly.
Glossary
17.In the definition of “Secure Income Benefit Base” on page 9, please briefly discuss how the Secure Income Benefit Base is determined.
Response: The PSI prospectus has been revised accordingly.
Key Information Table
18.On page 16, in the “Are There Charges or Adjustments for Early Withdrawals?” row, please clarify the meaning of the statement that in extreme circumstances, you could lose up to 100% of the amount surrendered from an Index-Linked Segment Option due to a negative Bond Adjustment.
Response: The prospectuses have been revised accordingly.

19.On page 21, in the “Are There Restrictions on the Investment Options?” row, the third bullet states that each Index-Linked Segment Option’s limit on Index losses for a single Segment Term will not change for so long as that Segment Option remains available under the Contract. Please clarify the meaning of this statement.
Response: The prospectuses have been revised accordingly.
Principal Risks of Investing in the Contract
20.On page 43, in the fourth paragraph under the “Secure Income Protector (GLWB) Risks” heading, please clarify the statement that if your Accumulated Value is never reduced to zero for a reason other than an Excess Withdrawal, the Company’s payment obligations under the GLWB will never be triggered.
Response: The PSI prospectus has been revised accordingly.
Options at End of Segment Term
21.On page 92, in the first bullet of the second set of bullets, please remove the duplicated text.
Response: The prospectuses have been revised accordingly.
* * *
The Company appreciates the staff’s attention to the Registration Statements and this letter. If you have any questions or concerns about the responses set forth above, or the related revisions, please contact the undersigned at 515-247-6785.

Sincerely,

/s/ Scott Van Wyngarden
Scott Van Wyngarden
Counsel, Registrant